MANHATTAN MINERALS CORP.

NEWS RELEASE

May 30, 2003	Toronto Stock Exchange
Trading Symbol: MAN

REAPPOINTMENT OF OFFICERS AND DIRECTORS

FIRST QUARTER 2003 FINANCIAL RESULTS

(All amounts are in US dollars unless otherwise noted)

At the Company’s Annual General and Special Meeting of Shareholders held on May 30, 2003, the shareholders re-elected Dr. John Clarke, Dr. Lawrence Glaser, Mr. Craig Roberts, and Mr. Peter Tegart to the Board of Directors.  All resolutions submitted by Management to the Shareholders at the Annual General Meeting, as disclosed in the company’s Notice of Annual General and Special Meeting, dated April 15th, 2003, were approved by the shareholders.  At the Board of Directors Meeting following the Annual Meeting, Dr. Glaser was re-elected as Chairman, President, and Chief Executive Officer of the Company.

During the 1Q 2003 the Company recorded a loss of $325,000 ($0.01 per share) compared to a loss of $275,000 ($0.01 per share) in 1Q 2002. The increase in costs for 1Q 2003 over 1Q 2002 were primarily due to charges for consulting services, an accretion charge of $61,000 related to the convertible promissory notes, and a foreign exchange loss of $48,000. These cost increases were partially offset by lower salary and wage payments.

Activities during 1Q 2003 centered on preparing and delivering to the Peruvian government the base line study data that supports the EIA which was submitted in December 2002, negotiating a one year extension of the Tambogrande Option Agreement, as well as ongoing community activities for the EIA public audience review process.  In 1Q 2002, the primary activities of the Company were the advancement of the Tambogrande project through the ongoing field studies and engineering work of the EIA and Feasibility Study. In 1Q 2003, $223,000 and in 1Q 2002 $755,000 was expended on the Tambogrande project for these activities.

At March 31, 2003, the Company had a negative working capital position of  $1,440,000 (December 31, 2002, negative $1,035,000) including cash and cash equivalents of $2,000 (December 31, 2002 - $71,000).   Subsequent to the first quarter of 2003, the Company issued 6,130,814 units, each unit composed of one Common Share and one-half of one Common Share purchase warrant for net proceeds of $2,896,000.  In connection with the financing, the Company paid a cash commission of 7% of the gross proceeds of the financing and 401,464 broker warrants, each broker warrant entitling the holder to purchase one Common Share at a price of C$0.70 per share.

During 1Q 2003 the Company submitted all of the accompanying and additional base line data in Spanish and English languages.  The EIA review by the Government of Peru is continuing.

Subsequent to 1Q 2003, in April, the Government of Peru granted the Company a one-year extension to its Option Agreement on the Tambogrande Concessions. The new term of the Agreement extends the time period for the Company to exercise it’s option on these concessions to May 31, 2004. The extension also asks the Company to meet the terms of the option agreement by December 1, 2003, such terms including delivery of the Environmental Impact Assessment, the delivery of a finance plan for project development, and meeting the requirements of owning a 10,000 ton per day plant and having a $100M net asset value.

The Company’s business goals are to meet all of the requirements of the option agreement with the government of Peru on the Tambogrande concessions during 2003, to obtain a social consensus in favor of the project, and to engage in exploration on its existing land concessions.  Upon conclusion of these first two goals, the Company plans to have in place sufficient project development finance and/or a joint venture partner to ensure capital adequacy for mine development.

For further information please contact:

Lawrence Glaser

Chairman, President & CEO

Tel: (604) 669-3397
www.manhattan-min.com

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